EXCHANGE TRADED CONCEPTS

10900 Hefner Pointe Drive, Suite 401

Oklahoma City, Oklahoma 73120

VIA EDGAR

March 19, 2020

John Grzeskiewicz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust

File Nos. 333-156529; 811-22263

Dear Mr. Grzeskiewicz:

This letter responds to comments relating to Post-Effective Amendment No. 272 (“PEA No. 272”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (the “Registrant”). PEA No. 272 was filed with the Securities and Exchange Commission (“SEC”) on January 3, 2020 for the purpose of changing the name of the Trust’s FLAG-Forensic Accounting Long-Short ETF (“FLAG”) to North Shore Dual Share Class ETF (the “ETF” or “DUAL”), as well as changing its investment objective, investment policies and principal investment strategies. For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 272.

As requested, we have delayed the effectiveness of this registration statement to allow the SEC Staff time to review our responses, in writing, to your comments. While we appreciate that the SEC Staff will need time to review the responses, we have been informed that FLAG’s current index provider, Vident Financial, LLC (“Vident”), will cease calculation of the index prior to its rebalance date on March 31. Exchange Traded Concepts LLC (“ETC”), FLAG’s investment adviser, had initially agreed with Vident that it would be able to stop calculating the index earlier this month, upon the effectiveness of the ETF, even though Vident had planned to cease calculating it even earlier than that. However, due to the comments the Staff has raised, Vident continues to calculate FLAG’s index as a courtesy but, as it would be costly and time consuming , it has determined not to calculate the index for FLAG’s rebalance or thereafter. Therefore, we are hopeful that we can resolve all of the comments from the Staff in advance of the rebalance date because, if not, we will be forced to liquidate FLAG which, as discussed further below, was heavily discouraged by the SEC Staff the last time it conducted an examination of ETC. We note that we are providing our responses five business days before the filing is to go effective which, as the Staff noted in “ADI 2019-07 – Review of Certain Filings Under Automatic Effectiveness Rules” allows both the Staff to completely consider the issues raised and assure a review of amendments in a manner that assists a registrant in meeting its timing expectation.

We also note that, as requested by the Staff, materials were previously provided to, and/or reviewed by, the Staff in connection with the Trust’s most recent SEC examination as well as Board materials relating to the consideration of the changes to FLAG contemplated in PEA No. 272. Certain of these materials are summarized below in response to the Staff’s comments.

Prospectus

General Comments: We note that the ETF has completely changed its investment strategies. These wholesale changes are accompanied by other significant changes, including a dropping of a subadvisor resulting in new portfolio managers and a transition from an affiliated index to an unaffiliated index. We have the following comments concerning these changes:

1.	Comment. Please supplementally inform the staff why the Board of Trustees believes these changes are consistent with its fiduciary duties and are in the best interests of its shareholders -- who did not vote for these changes. In your response:

a.	Explain in detail what information the Board considered, and how it weighed the information in arriving at its decision.

Response. Generally, under federal and state law, a Board of Trustees owes fiduciary duties to shareholders by (i) acting in the best interests of funds they oversee and avoiding self-dealing or conflicts of interest and (ii) acting in good faith with the diligence, care and skill that an ordinary prudent person in a like position would exercise under similar circumstances and after hearing all relevant facts.

In approving the change from FLAG to DUAL, the Board considered that, due to Vident’s determination to cease calculating the FLAG’s index, FLAG would not be able to achieve its investment objective of tracking its index after a certain date. As a general matter, index providers are permitted to cease calculating an index when they wish, and are under no obligation to continue calculating an index. Consequently, the Board was made aware that, after a certain date, FLAG shareholders would be holding shares of a fund unable to achieve its investment objective unless the Board took action.

Secondly, the Board considered that FLAG had assets under management of approximately $7,775,641 at the time of the Board’s meeting that were not attributable to seed capital or proprietary investments, the Board and ETC were aware that there were shareholders in FLAG who would be affected by the future outcome of FLAG.

Third, the Board considered FLAG’s liquidation in accordance with the liquidation policies and procedures that ETC had adopted in light of the results of the most recent SEC examination of the Registrant and ETC, which concluded in March 2019. During its examination, the SEC Staff identified as a deficiency that the Trust had no policies and procedures in place with respect to the Board’s review, approval and oversight of a fund’s liquidation. The Staff observed from its examination that ETC may make a recommendation for a fund to liquidate for economic reasons, based on whether it is no longer sustainable for ETC’s clients (generally, a fund sponsor or an index provider) to continue to subsidize a fund. However, the Staff observed that, without policies and procedures for liquidation in place, it was not clear with respect to the funds that liquidated that the Board considered whether the funds’ liquidation would be in the best interests of the fund and its shareholders or that the Board had received the necessary documentation to make such determination. In particular, the SEC Staff queried whether economic reasons were the only relevant factors in the Board’s consideration of whether to liquidate a fund and strongly encouraged ETC to not only put policies and procedures in place for the liquidation process, but also to consider and document what alternatives, if any, there were to liquidating a fund, such as providing fund shareholders with another investment option or locating another sponsor to support the fund or index provider for the fund.

Based on the foregoing, the Board considered whether there were alternatives to liquidation of FLAG that would be in the best interest of FLAG and its shareholders. The Board noted, despite ETC’s efforts as discussed with the Board, ETC could not locate an index provider that was willing to provide an index or investment strategy for FLAG that was substantially similar to its current index. However, the Board was informed that an index provider with whom ETC had an existing relationship was interested in changing FLAG’s index to the dual share class index (the “DUAL Index”). At a special meeting, the Board was provided with materials about the DUAL Index, including a white paper evaluating the potential benefits to shareholders of holding shares in dual-class companies. At the meeting, the Board discussed with the DUAL Index provider these potential benefits, including a discussion regarding empirical evidence that dual-class companies can provide value to shareholders, citing a 16% rise in dual-share class initial public offerings from 2010-2018. The Board further considered that many dual-share class companies were not held in indexes that most ETFs track and consequently ETF shareholders were not receiving the benefits of holding such companies. The Board considered that there was certain criticism of dual-class companies because shareholders, like the ETF, would have limited voting power; however, they discussed with the DUAL Index provider how the structure of dual-share class companies were potentially beneficial to all shareholders because of the retention of company founders and contributors to company growth within the dual share class structure.

Additionally, the Board compared FLAG’s index to the proposed DUAL Index and considered how a switch in investment objectives to track a different index would impact FLAG shareholders. The Board noted that, like FLAG, DUAL would be a diversified fund. The Board further noted that the DUAL Index held over 185 issuers as of June 2019, including many securities of established, large cap companies, such as Facebook, Visa, Google parent Alphabet, and Domino’s.

b.	Explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the ETF and starting a new ETF.

Response. The Board concluded that a change in the FLAG’s underlying index was in the best interests of shareholders rather than liquidating the ETF and starting a new Fund because, if FLAG liquidated, current shareholders would experience an unplanned taxable event that would force them to recognize a gain or loss (which the ETF would not know with respect to any individual shareholder). Further, the Board considered the comments from the SEC Staff during its examination of ETC, specifically, that the Board should consider whether there are alternatives to liquidating a fund that would be in the best interest of shareholders. Given the information received and the discussion with the DUAL Index provider, the Board concluded that it was in the best interests of shareholders to keep FLAG open with a different investment objective rather than liquidate it. In light of the foregoing, the Board concluded that, on balance, shareholders would be better served by being presented with an opportunity to continue their investment in the ETF, albeit employing a new strategy, and allowing individual shareholders to make their own investment decision whether to remain a shareholder rather than forcing a liquidation on ALL shareholders.

c.	Support your explanation of the Board’s deliberations with data. For example, if cost was a consideration, provide data on the expected cost savings from the proposed changes, as compared with starting a new ETF.

Response. The cost to the Registrant was not a factor the Board considered because the ETF’s unitary management fee would remain the same and, therefore, there is no additional expense to the ETF. The cost to shareholders of FLAG, however, was considered. As mentioned above, the Board noted that if FLAG was liquidated, shareholders may face associated tax consequences, and realize gains or losses they do not wish to realize. The Board evaluated the length of time FLAG had been operational as well as its performance record, concluding that it was in the best interests of shareholders not to liquidate the Fund. In contrast, the transition to the DUAL Index can be done through the use of custom baskets, which would not create a taxable event for shareholders. This allows shareholders to look at the new index and decide if they want to continue to own shares in the new strategy or if they want to sell their shares and realize the gain or loss they might have. It does not force them into anything, they have the option and can choose what is in their best interest.

2.	Comment. Please also explain why the Adviser believes these changes are consistent with its fiduciary duty to this ETF.

Response. As a fiduciary to its clients, ETC must avoid conflicts of interest with clients that might cause it to purposefully or inadvertently render less than disinterested advice to advisory clients. ETC as a fiduciary must at all times serve the best interests of its clients and not subordinate clients’ interest to its own. Consequently, ETC believes that, by not forcing a taxable event onto FLAG shareholders and providing FLAG shareholders with an opportunity to stay invested in a diversified fund with equity securities, it is acting consistent with its fiduciary duty. Additionally, in light of the SEC Staff’s comments during its examination of ETC that it explore other options besides liquidation, ETC believes that taking the opportunity to continue the ETF with a different index provider is consistent with its fiduciary duty.

3.	Comment. Has the Trust and ETF notified its shareholders of this planned change? If so, please provide the staff with a copy of the notice and when and how (e.g., letter, e-mail) it was sent. If not, when will the Trust and ETF distribute such a notice and how?

Response. Other than the filing of the revised registration statement, which is publicly available, neither the Trust nor the ETF has notified shareholders of the planned change. The ETF intends to resolve the comments the Staff has on the registration statement and make the necessary revisions in response to such comments, before notifying shareholders. After the prospectus has been finalized, prior to its effectiveness, shareholders will be given advance notice via prospectus supplement in order to give them the option of selling their ETF shares or remaining in the ETF.

4.	Comment. What is the composition of the ETF’s shareholder base (e.g., affiliated v. unaffiliated, retail v. institutional, domestic v. foreign)? What percentage of the ETF’s shares are held by retail investors?

Response. Due to the nature of trading of ETFs, we do not and will not know the percentage of an ETF’s shares held by retail investors. ETFs trade on the primary market with Authorized Participants, retail investors do not generally trade on the primary market with Authorized Participants; rather they purchase shares on the secondary market.1 The ETF is also not privy to what an Authorized Participant does with the creation units it purchases from the Fund, which places an additional degree of separation between the ETF and retail investors, if any. As noted above in response, ETC knows there currently are no “market maker” seed capital or proprietary investments in the ETF.

5.	Comment. Please explain in your response why making these changes in a post-effective amendment to the registration statement of an existing ETF, as opposed to an amendment adding a new ETF, is consistent with the text and policy of Rule 485(a) under the Securities Act. Explain why you believe this does not provide an unfair competitive advantage over other registrants, which add new series under Rule 485(a) that go effective within 75 days (as opposed to 60 days).

Response. The changes were made in a post-effective amendment to the registration statement of an existing ETF because the post-effective amendment was filed for the purpose of making material changes to an existing series, rather than adding a new series, in accordance with Rule 485(a) under the Securities Act. Rule 485(a)(1) provides for automatic effectiveness of a post-effective amendment containing material changes to the registration statement of an existing fund on the sixtieth day after filing.2 Because the ETF is an existing series of a fund, it would not be consistent with Rule 485(a) to file under Rule 485(a)(2), which specifically provides for the automatic effectiveness of a post-effective amendment adding a new series; however, it is entirely appropriate and consistent with the text and policy of Rule 485(a)(1) to file changes to an existing series, which are subject to the review of the SEC Staff.3 We do not believe that filing under Rule 485(a)(2) provides an unfair competitive advantage over other registrants because (i) we are adhering to the rules promulgated under the Securities Act and the Staff’s pronouncements thereon; (ii) the changes to the registration statement are publicly available for the 60 days prior to the effectiveness of the registration statement; (iii) other registrants may file for a new series under 485(a)(2) and request acceleration of effectiveness of the registration statement from the SEC under 485(a)(3); and (iv) if for whatever reason the SEC Staff believes that the post-effective amendment filed under either (a)(1) or (a)(2) should not become effective, it may request that the registrant file an amendment under Rule 485(b)(1)(iii) to delay effectiveness of the amendment.

6.	Comment. Please inform the staff in your response letter what percentage of the ETF’s current portfolio needs to be re-positioned as a result of these changes.

Response. Registrant responds that 97% of the ETF’s current portfolio will need to be re-positioned as a result of these changes.

7.	Comment. Have any shareholders (including Authorized Participants) contacted the Trust or ETF or intermediaries about this planned transaction? If so, describe the nature of such communications including whether anyone has expressed displeasure or disagreement with the planned transaction or threatened legal action.

Response. Registrant responds that no shareholders or intermediaries have contacted the Trust about this planned transaction. However, Registrant notes that, subsequent to the filing of the ETF’s Rule 485(a) filing, Registrant did receive inquiries of parties interested in the ETF and learning more about the dual-share class investment strategy.

1 See e.g., Exchange-Traded Funds, Investment Company Act Release No. 33-10695 (Sept. 25, 2019) at 144.

2 See ADI 2019-07 – Review of Certain Filings Under Automatic Effectiveness Rules.

3 See id.

Fees and Expenses

8.	Comment. Please furnish the staff with a completed fee table (including the example) as soon as possible, but no later than one full week before this post-effective amendment becomes effective. In your response letter to the staff, graphically portray how these fees and expenses compare to the fees and expenses before the changes to the investment strategies. We may have further comments.

Response. Registrant represents that the requested information has been provided under separate cover.

Principal Investment Strategies

9.	Comment. Disclose how many companies currently comprise the Index.

Response. Registrant represents that, as of March 17, 2020, there were 178 components in the Index.

Principal Risks

10.	Comment. Please list your principal risks in order of importance, with the most significant risks appearing first. See ADI 2019-08 - Improving Principal Risks Disclosure, available at: https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019- 08-improving-principal-risks-disclosure.

Response. Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder all of the principal risks at this time. Notwithstanding the foregoing, Registrant acknowledges that, in the unique case of this ETF, Dual Share Class Companies Risk may be properly viewed as the most prominent risk factor and such risk will be listed first in the principal risks sections.

11.	Comment. Dual Share Class Companies Risk - Please amplify the risk disclosure to make it clear that the ETF would only be a common stockholder of such companies and it would not be able to enjoy the voting rights it would have if it were invested in ordinary stock companies. Also, please consider whether the historical performance of dual class companies, as compared to traditional single class companies, presents a principal risk that should be disclosed to investors. Please also consider whether there are any relevant regulatory risks with respect to dual class companies that are principal risks that should be disclosed.

Response. Registrant represents that it has amplified the risk disclosure with respect to voting rights as requested. Registrant represents that the principal risks of investing in dual class companies has been disclosed.

12.	Comment. New/Smaller Fund Risk - This risk factor should be tailored specifically to this ETF. For example, explain to us why a Fund that has been operating for more than five years should still be considered “new”?

Response. Registrant represents that the risk factor has been tailored specifically to this ETF, identifying the fund as “smaller” and subject to risk factors related thereto.

13.	Comment. Are there enough companies in the Index to allow the ETF to have a diversified portfolio? If not, include a discussion of the risk of non-diversification, or explain to us why you believe such disclosure in not appropriate.

Response. Registrant represents that there are enough companies in the DUAL Index to allow the ETF to have a diversified portfolio and that the ETF will continue to be classified as diversified under the 1940 Act.

Performance Information

14.	Comment. The first sentences of the second paragraph of this section should be in bold.

Response. Registrant represents that the requested changes have been made.

15.	Comment. Please provide a concise description of the changes in the principal investment strategies and a caveat to the effect that the changes are so sweeping that this performance data is of very limited use.

Response. Registrant represents that the requested revisions have been made.

16.	Comment. In the second sentence of the second paragraph, change “may” to “would”.

Response. Registrant represents that the requested change has been made.

17.	Comment. Please explain in your response letter to the staff why “the Russell 3000 Index was determined to be a more appropriate index in light of the changes to the Fund’s investment objective and strategies.” In your response, please compare the performance of the S&P 500 to the Russell 3000 Index over 1 and 5 year periods, and since the ETF’s inception.

Response. Registrant represents that the Russell 3000 Index is a more appropriate benchmark index for the ETF because the universe of eligible constituents for the DUAL Index is larger (3,000 largest companies by market capitalization) than the FLAG index (1,000 largest companies by market capitalization).

A comparison of the performance of the S&P 500 and the Russell 3000 Index over 1 and 5 year periods and since the ETF’s inception is included below.

	1 year	5 year*	Since ETF Inception*
S&P 500 Index	8.19%	9.87%	12.32%
Russell 3000 Index	6.90%	9.28%	11.94%

*Annualized

Index Information/Trademark License/Disclaimers

18.	Comment. Please furnish the staff with the full index methodology.

Response. Registrant represents that this information has been provided under separate cover.

19.	Comment. Please include as exhibits to the registration statement the license and sub-license agreements pursuant to Item 28(h) of Form N-1A.

Response. Registrant represents that the sub-license agreement between the ETF and its investment adviser will be filed as an exhibit to the registration statement.

Fund Management

20.	Comment: Please inform the staff whether the ETF has any present intention to employ a sub- adviser.

Response. Registrant represents that the ETF has no present intention to employ a sub-adviser.

Statement of Additional Information

Information about Investment Policies, Permitted Investments, and Related Risks

21.	Comment. Some investments described here are not mentioned in the Trust’s prospectus. To the extent that the Fund intends to invest in such investments so that they might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, and their accompanying risks, should be discussed in the prospectus.

Response. Registrant represents that investments described in the Statement of Additional Information that are not mentioned in Registrant’s prospectus are not principal investments. The Fund’s principal investment strategies are disclosed in the prospectus as required by Form N-1A.

*  *  *  *  *

If you have questions or comments, please do not hesitate to contact me at 405-778-8377.

Sincerely,

/s/ J. Garrett Stevens
J. Garrett Stevens
President, Exchange Traded Concepts Trust